ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-4777

www.alston.com

Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com

November 19, 2008

Via EDGAR Filing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. William Friar

Re:	Security Bank Corporation ( “Security Bank”)
Schedule 14A, filed on October 29, 2008
File No. 033-56024

Dear Mr. Friar:

We represent Security Bank, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated November 10, 2008, regarding Security Bank’s Schedule 14A, filed on October 29, 2008.

All page references (excluding those in the headings and in the Staff’s comments) in our responses to the Staff’s comments refer to the pages of the marked courtesy copy of Schedule 14A (the “Schedule 14A”), which is being filed with the Commission concurrently with this letter and reflects Security Bank’s responses to the Staff’s comment letter.

The Staff’s comments and Security Bank’s responses are set forth below.

Capital Purchase Program

1.	Comment.

Discuss why you plan to participate in the Capital Purchase Program or are considering participating.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 4 of its Schedule 14A to disclose the reasons Security Bank intends to participate in the Capital Purchase Program.

Atlanta — Charlotte — Dallas — New York — Research Triangle — Silicon Valley — Washington, D.C.

The Securities and Exchange Commission

November 19, 2008

2.	Comment.

Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 4 of its Schedule 14A to disclose that Security Bank filed its application for participation in the Capital Purchase Program and is awaiting approval from the Treasury.

3.	Comment.

Note what the 20 day average market price would have been as of a recent date.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 5 of its Schedule 14A to disclose the 20-day average market price ending November 14, 2008.

4.	Comment.

Disclose the material terms of your participation in the Capital Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 5 of its Schedule 14A to disclose the material terms of Security Bank’s participation in the Capital Purchase Program. In addition, Security Bank has revised the disclosure on page 5 of its Schedule 14A to disclose the material terms of the securities and warrants that would be issued to the Treasury Department.

5.	Comment.

Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 5 of its Schedule 14A to disclose how Security Bank expects to use the estimated proceeds of the proposed sale of securities to the Treasury Department.

The Securities and Exchange Commission

November 19, 2008

6.	Comment.

Please discuss how your participation in the Capital Purchase Program may

•	impact the holders of any outstanding senior classes of your securities;

•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders;

•	require you to expand your board of directors to accommodate Treasury Department appointments to it;

•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on pages 5 and 11 of its Schedule 14A to discuss how its participation in the Capital Purchase Program may impact the holders of any outstanding class of Security Bank’s securities, the rights of existing shareholders, dilution of the interests of existing common shareholders, the composition of the board of directors and its executive compensation arrangements. Security Bank has also disclosed that it would be required to register for resale the securities issued to the Treasury Department.

7.	Comment.

Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 5 of its Schedule 14A to disclose that the Treasury Department is not obligated to accept Security Bank’s application to participate in the Capital Purchase Program and that the estimated proceeds of the proposed sale of securities to the Treasury Department are not guaranteed.

8.	Comment.

Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

The Securities and Exchange Commission

November 19, 2008

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 6 of its Schedule 14A to disclose any material effect on its liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies Security Bank’s application to participate in the Capital Purchase Program.

Limits on Executive Compensation

9.	Comment.

Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on page 11 of its Schedule 14A to disclose that it will, to the extent necessary, amend or restructure any of its current executive compensation arrangements to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Financial Statements

10.	Comment.

Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure beginning on page 6 of its Schedule 14A to disclose that it has incorporated its financial information by reference as permitted by Item 13 of Schedule 14A.

The Securities and Exchange Commission

November 19, 2008

In addition, Security Bank has revised the disclosure beginning on page 6 of its Schedule 14A to disclose the material impact of the proceeds of the sale of securities to Treasury Department on Security Bank’s financial statements. Additionally, Security Bank has revised the disclosure beginning on page 6 of its Schedule 14A to include pro forma information detailing the impact of both the minimum and maximum estimated proceeds on Security Bank’s financial statements.

In connection with these responses, Security Bank hereby acknowledges that (1) Security Bank is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Security Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of Security Bank’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.

Best regards,

/s/ Randolph A. Moore III Randolph A. Moore III

cc:	Jonathan Gottlieb
Tony M. Collins
James R. McLemore, Jr.